Consolidated Financial Statements
(Expressed in thousands of United States dollars)

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Three and nine month periods ended September 30, 2007
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

These interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)

Assets

Current assets:
Cash	$48,759	$4,342
Short-term investments	-	1,026
Marketable securities	36	-
Accounts receivable and prepaid expenses	5,755	600
Inventories (note 6)	35,794	-
	90,344	5,968
Restricted funds (note 7)	30,840	7,838
Property, plant and equipment (note 8)	22,009	540
Mineral properties (note 9)	124,058	17,566
Other assets (note 10)	1,028	-

	$268,279	$31,912

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$30,943	$673
Due to related parties (note 11)	-	11
	30,943	684
Other long-term liabilities (note 12)	1,385	-
Future income taxes (note 13)	5,656	3,729
Asset retirement obligations (note 14)	26,200	1,903
	64,184	6,316

Shareholders’ equity:
Share capital (note 15)	185,479	32,025
Warrants (note 15)	20,543	687
Contributed surplus (note 15)	8,048	1,155
Accumulated other comprehensive income (loss)	2,273	(326)
Deficit	(12,248)	(7,945)
	204,095	25,596

Subsequent events (note 18)

	$268,279	$31,912

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Graham C. Dickson”	Director	“R.J. MacDonald”	Director

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Consolidated Statements of Operations
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Gold sales	$26,236	$-	$26,236	$-
Cost of gold sold	18,757	-	19,683	-

Gross margin - mining operations	7,479	-	6,553	-

Depreciation and depletion	3,891	8	3,979	14
Accretion	340	36	449	108

Income (loss) from mine operations	3,248	(44)	2,125	(122)

General and administration	1,015	151	1,868	476
Corporate communications and
development	176	167	498	312
Exploration	-	-	536	-
Stock-based compensation	3,395	-	5,518	130

Income (loss) from operations	(1,338)	(362)	(6,295)	(1,040)

Other income (expense):
Interest and other income	998	138	1,507	255
Foreign exchange gain	1,021	-	662	-
Interest expense	(134)	-	(177)	-
	1,885	138	1,992	255

Net earnings (loss)	$547	$(224)	$(4,303)	$(785)

Earnings (loss) per share – basic	$0.003	$(0.004)	$(0.042)	$(0.015)
Earnings (loss) per share – diluted	$0.003	NA	NA	NA
Weighted average number of shares
outstanding (basic)	169,622,435	56,710,213	103,434,796	51,526,426
Weighted average number of shares
outstanding (diluted)	170,555,432	NA	NA	NA

Consolidated Statements of Deficit
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Deficit, beginning of period	$(12,795)	$(7,317)	$(7,945)	$(6,756)
Net earnings (loss)	547	(224)	(4,303)	(785)
Deficit, end of period	$(12,248)	$(7,541)	$(12,248)	$(7,541)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months	Nine months
	ended	ended
	September 30,	September 30,
	2007	2007

Net earnings (loss)	$547	$(4,303)

Foreign exchange adjustment (note 5(a))	-	2,599

Comprehensive income (loss) for the period	$547	$(1,704)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months		Nine months
	September 30,		September 30,
	2007	2006	2007	2006

Cash provided by (used in):

Operations:
Net earnings (loss)	$547	$(224)	$(4,303)	$(785)
Items not involving cash:
Depreciation	3,891	8	3,979	14
Accretion expense	340	36	449	108
Stock-based compensation	3,395	-	5,518	130
Gain on disposal of assets		(1)	-	(1)
Write off of deferred acquisition costs	-	30	-	30
Unrealized foreign exchange gain	(621)	-	(621)	-
	7,552	(151)	5,022	(504)
Change in non-cash working capital	(16,649)	(490)	(19,896)	(884)
	(9,097)	(641)	(14,874)	(1,388)

Financing:
Increase in due to related parties	-	-	(11)	(9)
Decrease in note payable	(78)	-	(8,190)	-
Common shares issued for cash,
June 2007 private placement	-	-	69,388	9,187
Share issue costs	(49)	(42)	(3,870)	(501)
Common shares issued upon exercise
of shareholder warrants	928	450	7,654	1,786
Common shares issued upon exercise
of agents’ options and warrants	265	418	744	1,141
Common shares issued upon exercise
of stock options	-	-	518	61
	1,066	826	66,233	11,665

Investments:
Acquisition of Queenstake, net of cash
acquired of $2,450 (note 3)	-	-	(233)	-
Restricted cash	(816)	2,063	4,781	(3,767)
Short-term investments	49	3,775	1,093	3,622
Mineral property expenditure	(8,262)	(1,163)	(14,592)	(4,645)
Deferred acquisition costs	-	(13)	(111)	(36)
Purchase of property, plant and
equipment	(2,347)	(11)	(2,961)	(217)
Proceeds from sale of assets	-	11	-	11
	(11,376)	4,662	(12,023)	(5,032)

Effect of exchange rate changes on cash	1,044	(150)	5,081	(141)

Increase (decrease) in cash	(18,363)	4,697	44,417	5,104

Cash, beginning of period	67,122	448	4,342	41

Cash, end of period	$48,759	$5,145	$48,759	$5,145

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

1.	Nature of operations:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold is currently being produced in Nevada, USA (Jerritt Canyon), acquired on June 20, 2007. There are gold exploration activities being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

The Company is in the process of mineral exploration on its properties in the Yukon Territory and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

2.	Change in functional and reporting currency:

Prior to April 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Due to circumstances arising from the acquisition of Queenstake Resources Ltd. (Queenstake) on June 20, 2007, it has been determined that the Company’s functional currency is the US dollar. Concurrent with this change in functional currency, as well as facilitating the comparison of the Company’s financial statements with other gold producing companies in the mining industry, the Company has adopted the US dollar as its reporting currency, effective June 30, 2007.

In accordance with Canadian generally accepted accounting principles (GAAP), the Company is required to restate all financial statement amounts presented for comparative purposes into US dollars using the current rate method as follows: all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items, shareholders’ equity items and cash flows are translated at the average rates that were in effect during these periods, with the exception of shares issued on June 20, 2007 associated with the Plan of Arrangement with Queenstake and the private-placement financing - these transactions were translated into US dollars using the Bank of Canada closing $US/$CAD exchange rate on the date of these transactions. The accumulated foreign exchange adjustment resulting from change in the reporting currency of the Company was a $326 foreign exchange loss as at December 31, 2006 contained in “accumulated other comprehensive income” section of the shareholders’ equity section of the balance sheet. As at September 30, 2007 a $2,273 foreign exchange gain is included in the “accumulated other comprehensive income” section of shareholders’ equity.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

2.	Change in functional and reporting currency (continued):

The Company used the temporal method subsequent to the original translation of the consolidated accounts into United States dollars on June 30, 2007. The temporal method requires the Company to translate monetary assets and liabilities denominated in Canadian dollars into US dollars at the closing exchange rate in effect as of September 30, 2007. Non-monetary assets and liabilities are translated from Canadian dollars to US dollars using the historical rates in effect when assets and liabilities were recorded. Items in the statement of operations and statement of cash flows were translated at the average exchange rate in the three month period ending September 30, 2007, with the exception of stock-based compensation amounts. The fair value of stock-based compensation was translated at the closing exchange rate on the date the underlying options were granted.

3.	Business combination:

Effective June 20, 2007 the Company acquired 100% of the outstanding common shares of Queenstake. This business combination has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree in accordance with CICA Handbook 1581 Business Combinations. These consolidated financial statements include 100% of Queenstake’s operating results for the period from June 20 to September 30, 2007.

The preliminary allocation of the purchase price of 100% of the outstanding common shares of Queenstake is summarized in the following table, based on the information currently available to management. The Company has engaged independent professionals to perform an appraisal of certain Queenstake assets, including the valuation of income tax assets and liabilities associated with the transaction. The Company plans on having the independent valuation process completed in time to finalize the allocation upon issuance of the financial statement for the year ending December 31, 2007. Based on the results of these appraisals, the allocation of the purchase price to the net assets acquired by the Company may change and this change may be material.

Purchase price:
Share consideration (58,436,531 shares at CDN$1.76 per share)	$96,744
Fair value of share purchase warrants and stock options	1,944
Acquisition costs	2,683

$101,371

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

3.	Business combination (continued):

Net assets acquired:
Cash	$2,450
Accounts receivable and prepaid expenses	3,764
Marketable securities	32
Inventories	22,675
Restricted cash	27,589
Property, plant and equipment	20,636
Mineral properties	93,182
Other assets	1,110
Accounts payable and accruals	(45,360)
Long-term liabilities	(24,707)

$101,371

4.	Basis of presentation:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2006, except for the new accounting policies adopted subsequent to that date, as discussed in note 5.

Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and percentage of ownership at September 30, 2007 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%

YGC Resources Arizona Inc. (Arizona)	100%

Queenstake Resources Ltd. (British Columbia)	100%

Queenstake Resources U.S.A. Inc. (Delaware)	100%

Castle Exploration Inc. (Colorado)	100%

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

5.	Adoption of new accounting policies:

(a)	Financial instruments:

The Canadian Institute of Chartered Accountants (CICA) issued Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income, all applicable for annual or interim periods beginning on or after October 1, 2006. Sections 3855 and 3861 require all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement and properly disclosed in the notes to the consolidated financial statements. Section 3865 sets out hedge accounting prerequisites and rules and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

(b)	Accounting changes:

The CICA issued Section 1506, Accounting Changes, applicable for annual or interim periods beginning on or after January 1, 2007.

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively, unless doing so is impracticable, changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effect of changes in accounting policies, estimates and errors on the financial statements. The impact of this standard cannot be determined until such time as the Company makes a change in accounting policy other than one resulting from implementation of new CICA Handbook standards.

(c)	Mineral properties:

Gold production property - Jerritt Canyon – Nevada, USA

The Company has segregated mineral properties into the following:

(i)	Depletable mineral property:

Costs assigned to the reserves of a mineral property are depleted as ore containing gold is mined from the orebody that was included in the last proven and probable reserve calculation.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

5.	Adoption of new accounting policies (continued):

	(c)	Mineral properties (continued):

(ii) Non-depletable mineral property:

Costs assigned to “value beyond proven and probable reserves” are not subject to depletion. These costs include $67,555 from the business combination that have been allocated to the mineral property at Jerritt Canyon but will not be subject depletion until the results of independent valuation of certain assets acquired has been completed.

Exploration costs are also included in non-depletable mineral property until the costs are either included in the depletable cost base or written off, depending on the future results from the exploration activity. The Jerritt Canyon property includes $3,039 of exploration costs that have been deferred in this account.

Mineral properties are carried at cost less accumulated depletion. Cost includes acquisition and related costs, capitalized asset retirement costs, long-term development costs incurred on existing ore bodies, and development costs incurred to further define reserves deemed capable of subsequent commercial production. Depletion of mineral properties including deferred development costs is charged on a units-of-production basis over proven and probable reserves.

	(d)	Revenue recognition:

Revenue is recognized when there is pervasive evidence that a metal sale contract exists, delivery to the customer has occurred, legal title has passed and the sales price and timing of payment has been agreed upon with the purchaser.

	(e)	Inventories:

Work-in-process inventories are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing and sales costs. Purchased ore is recorded at cost based upon the contracted purchase price.

Finished goods inventories are valued at the lower of cost and net realizable value. Cost valuations are based on the related three-month period’s average costs. Net realizable value is after a reasonable allowance for sales costs.

Materials and supplies inventories are valued at the lower of average cost and replacement cost, net of a provision for obsolescence with respect to identified inventory items.

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including depreciation and depletion.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

5.	Adoption of new accounting policies (continued):

(f) Marketable securities:

Short-term investments in publicly traded marketable securities are valued at the lower of cost and quoted market value.

6.	Inventories:

	September 30,	December 31,
	2007	2006

Finished goods	$8,431	$-
Stockpiled ore	1,835	-
Purchased ore	17,437	-
Work-in-process	4,410	-
Materials and supplies	3,681	-

	$35,794	$-

All of the Company’s inventories on hand as of September 30, 2007 are located at the Jerritt Canyon mine in Nevada, USA.

7.	Restricted funds:

	September 30,	December 31,
	2007	2006

AIG commutation account	$26,646	$-
Cash restricted for future exploration in Canada	-	7,709
Cash pledged as security for letters of credit	4,194	129

	$30,840	$7,838

On June 30, 2003, Queenstake purchased from American Insurance Group (AIG) an environmental risk transfer program (the ERTP) (see note 10). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations identified as at June 30, 2003.

In 2006, the Company raised funds by way of private placements of flow-through shares. Under the conditions of these private placements, the funds must be spent in 2006 and 2007 on Canadian Exploration Expenditures (CEE) on properties located in Canada. As at September 30, 2007, the Company has spent those funds.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

8.	Property, plant and equipment:

		Accumulated	Net book
September 30, 2007	Cost	amortization	value

Jerritt Canyon mine, USA	$22,432	$1,593	$20,839
Ketza River project, Canada	1,452	351	1,101
Corporate and other, USA	25	3	22
Corporate and other, Canada	105	58	47

	$24,014	$2,005	$22,009

		Accumulated	Net book
December 31, 2006	Cost	amortization	value

Ketza River project, Canada	$672	$173	$499
Corporate and other, Canada	83	42	41

	$755	$215	$540

9.	Mineral properties:

	Cost	Cost		Accumulated	Net book
	depletable	non-depletable	Total	depletion	value

Jerritt Canyon mine,
USA	$27,537	$70,594	$98,131	$4,142	$93,989
Ketza River project,
Canada	-	28,248	28,248	-	28,248
Silver Valley project,
Canada	-	1,297	1,297	-	1,297
Arizona project, USA	-	505	505	-	505
Other Yukon and BC
projects, Canada	-	19	19	-	19

	$27,537	$100,663	$128,200	$4,142	$124,058

The cost subject to depletion in the Jerritt Canyon mine is depleted as ounces are removed from estimated proven and probable reserves.

The cost not subject to depletion at the Jerritt Canyon property is related to (a) the purchase price discrepancy of $67,555 which is being assigned temporarily to the non-depletable cost until independent, expert appraisals are obtained and (b) exploration expenditures incurred at Jerritt Canyon during the quarter of $3,039 that were outside of current mine workings.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

9.	Mineral properties (continued):

		Accumulated	Net book
December 31, 2006	Cost	amortization	value

Ketza River project, Canada	$16,958	$-	$16,958
Silver Valley project, Canada	159	-	159
Arizona project, USA	433	-	433
Other Yukon and BC projects, Canada	16	-	16

	$17,566	$-	$17,566

10.	Other assets:

	September 30,	December 31,
	2007	2006

Environmental Risk Transfer Program	$1,028	$-

(a)	Environmental Risk Transfer Program / Reclamation cost cap insurance:

The ERTP that Queenstake purchased from AIG (see note 14) also includes a reclamation and mine closure cost cap insurance policy. The insurance policy provides coverage for future reclamation and mine closure costs in existence at June 30, 2003, if they exceed those funded by the Commutation Account (note 7). If these reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. In the event that these reclamation costs are more than the Commutation Account balance, the cost cap insurance policy will pay the excess costs up to a defined maximum.

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves at the inception of the policy. Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

(b)	Pollution legal liability:

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing June 30, 2003.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

11.	Related party transactions:

(a)	Due to related parties:

	September 30,	December 31,
	2007	2006

Loan from shareholders	$-	$11

The amount showing as due to shareholders at December 31, 2006 was non-interest bearing, unsecured and due on demand.

(b)	Other related party transactions:

During the period, the Company was charged a total of nil (2006 - $40) in management fees by a company owned by a director of the Company.

During the period, the Company was charged a total of $53 (2006 - $21) in legal fees by a law firm in which the corporate secretary of the Company is a partner in the firm. A portion of these fees are included in both the transaction costs associated with the Queenstake business combination and share issue costs for the June 2007 private placement, with the remainder included under general and administrative expenses.

12.	Other long-term liabilities:

	September 30,	December 31,
	2007	2006

Capital leases	$2,272	$-
Current portion	(887)	-

	$1,385	$-

13.	Future income taxes:

Future income tax liability - mineral property, balance as of
December 31, 2006	$3,729

Renunciation of qualifying eligible expenditures under Canadian
flow-through share program	1,167
Impact of foreign exchange on Canadian dollar future income tax liability	760

$5,656

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

13.	Future income taxes (continued):

The Company renounced CDN$3.661 million of qualifying exploration expenditures under the Canadian flow-through share program in April of 2007. The result of this renunciation was that the Cumulative Canadian Exploration Expenses pool of the Company was reduced per CICA EIC-146 and a liability for future income taxes was recorded on the date the renunciation was made.

The Company is in the process of obtaining independent valuations of assets acquired and liabilities assumed in the business combination with Queenstake described in note 3, including the valuation of income tax assets and liabilities. Upon completion of the valuation exercise, the Company will adjust tax accounts as required.

14.	Asset retirement obligation:

	September 30,	December 31,
	2007	2006

Jerritt Canyon mine, USA	$23,100	$-
Ketza River project, Canada	3,100	1,903

	$26,200	$1,903

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property is based upon existing reclamation standards at September 30, 2007.

During the period ending September 30, 2007, the Company received a water use permit for the Ketza River project. One of the conditions of the license was that the Company set aside funds that are secured by a letter of credit in favor of the Yukon government. These funds represent a current estimate of the reclamation liability of the Ketza River property. The funds secured by the letter of credit are “restricted cash” on the balance sheet.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

15.	Share capital:

(a)	Authorized share capital consists of an unlimited number of common shares

(b)	Common shares issued and outstanding:

	Number
	of shares	Amount

Balance, December 31, 2006	58,950,169	$32,025

Shares issued for cash, June 2007 private placement (i)	42,351,864	71,709
Shares issued to Queenstake shareholders, June 2007
business combination (ii)	58,436,531	96,744
Shares issued upon exercise of shareholder warrants	8,579,581	7,654
Shares issued upon exercise of agents’ options and warrants	812,285	744
Shares issued upon exercise of stock options	973,000	518
Shares issued to optionor pursuant to Silver Valley option
agreement	5,000	-
Fair value of shareholder warrants exercised	-	720
Fair value of stock options and agents’ options exercised	-	337
Flow through share renunciation	-	(1,167)
Fair value assigned to shareholder warrants, June 2007
private placement (iii)	-	(18,809)
Fair value assigned to agents’ options, June 2007 private
placement (iv)	-	(1,127)
Share issue costs	-	(3,869)

	170,108,430	$185,479

(i)

On June 20, 2007 the Company closed a private-placement of 42,351,864 common share units at a price of CDN$1.80 per unit. Each unit contains one common share of the Company and one-half of one share purchase warrant that entitles the holder to purchase one common share of the Company for CDN$3.00. The share purchase warrants expire on June 20, 2012.

(ii)

On June 20, 2007 the Plan of Arrangement to combine the operations of the Company and Queenstake was executed. Pursuant to the Plan of Arrangement, the Company issued one common share for 10 shares of Queenstake for 100% of the outstanding shares of Queenstake. The consideration for each 10 Queenstake shares was valued at CDN$1.76, the closing price of the Company’s shares on the TSX on June 19, 2007. The value of the shares of the Company issued to Queenstake shareholders has been included in the purchase price consideration (see note 3).

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

15.	Share capital (continued):

	(b)	Common shares issued and outstanding (continued):

(iii)

The Company issued 21,175,932 share purchase warrants to investors that participated in the private-placement referred to in (i). The fair value of these share purchase warrants, using the Black-Scholes pricing model, was $18.809 million. The following assumptions have been used to assign a fair value to the share purchase warrants:

Risk-free interest rate	4.25%
Dividend yield	0%
Weighted average expected life of warrants	5
Volatility	79%

(iv)

The Company issued 1,798,725 agents’ options to brokers in connection with the brokered portion of the June 20, 2007 private placement. Each agents’ option entitles the holder to purchase one common share of the Company for CDN$2.10. The agents’ options expire on June 20, 2009. The following assumptions have been used to assign a fair value of $1.127 million to the agents’ options, using the Black-Sholes pricing model:

Risk-free interest rate	4.25%
Dividend yield	0%
Weighted average expected life of warrants	2
Volatility	79%

(c)	Warrants:

	Number
	of warrants	Amount

Balance, December 31, 2006	8,840,327	$687

Warrants exercised by shareholders	(8,579,585)	(720)
Warrants expired	(35,500)	-
Warrants issued upon exercise of agents’ options	148,228	-
Warrants exercised by brokers	(373,470)	-
Warrants issued to Queenstake shareholders, June 2007
business combination (i)	3,851,200	1,767
Warrants issued to shareholders, June 2007 private
placement	21,175,932	18,809

	25,027,132	$20,543

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

15.	Share capital (continued):

	(c)	Warrants (continued):

(i)

Pursuant to the terms of the Plan of Arrangement, the Company issued one share purchase warrant for every 10 Queenstake share purchase warrants outstanding as of the date of the business combination, June 20, 2007. The strike price of the Queenstake warrants was multiplied by 10 to calculate the exercise price of the warrants issued by the Company for the Queenstake warrants. The fair value of these warrants issued by the Company was assigned a fair value using the Black-Scholes pricing model with the following assumptions:

	January 16,	April 10,
	2009	2012
	expiring	expiring

Risk-free interest rate	4.25%	4.25%
Dividend yield	0%	0%
Weighted average expected life of warrants	1.58	2.81
Volatility	79%	79%

The fair value of the warrants of $1.767 million issued to Queenstake warrant holders has been included as part of the purchase price consideration (see note 3).

The following is a summation of the warrants outstanding as of September 30, 2007:

			December 31,				September 30,
			2006				2007
	Expiry	Exercise	Number	Warrants	Warrants	Warrants	Number
	date	price	outstanding	exercised	expired	issued	outstanding

Shareholder warrants	January 31, 2007	2.40	20,000	-	(20,000)	-	-
Shareholder warrants	April 13, 2007	1.00	5,724,084	(5,724,084)	-	-	-
Shareholder warrants	July 29, 2007	1.00	2,405,001	(2,405,001)	-	-	-
Shareholder warrants	August 26, 2007	1.00	466,000	(450,500)	(15,500)	-	-
Shareholder warrants	January 16, 2009	1.80	-	-	-	1,000,000	1,000,000
Shareholder warrants	April 12, 2010	5.50	-	-	-	2,851,200	2,851,200
Shareholder warrants	June 20, 2012	3.00	-	-	-	21,175,932	21,175,932
Broker warrants	April 13, 2007	1.05	193,720	(246,408)	-	52,688	-
Broker warrants	July 29, 2007	1.05	31,522	(127,062)	-	95,540	-

			8,840,327	(8,953,055)	(35,500)	25,175,360	25,027,132

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

15.	Share capital (continued):

	(d)	Contributed surplus:

Contributed surplus as of September 30, 2007 is comprised as follows:

As at December 31, 2006	$1,155

Stock-based compensation (i)	5,989
Transfer to share capital for exercise of stock and agents’ options	(337)
Fair value of stock options issued to Queenstake option holders	113
Fair value of agents’ options issued with June 2007 private placement	1,128

$8,048

(i)	The Company issued the following stock options to employees and contractors during the period ending September 30, 2007:

	(A)	65,000 options on April 3, 2007 with an exercise price of CDN$1.61, expiring on April 3, 2012

	(B)	500,000 options on June 25, 2007 with an exercise price of CDN$1.74, expiring on June 25, 2012.

	(C)	500,000 options on July 5, 2007 with an exercise price of CDN$1.58, expiring July 5, 2012.

	(D)	3,410,000 options on August 10, 2007 with an exercise price of CDN$1.74, expiring August 10, 2012.

	(E)	300,000 options issued on September 14, 2007 with an exercise price of CDN$2.10, expiring September 14, 2009.

The fair value of these options has been assigned a fair value using the Black-Scholes pricing model as follows:

	April 3,	June 25,	July 5,	August 10,	September 14,
	2012	2012	2012	2012	2009
	expiring	expiring	expiring	expiring	expiring

Risk-free interest rate	4.24%	4.25%	4.72%	4.53%	4.14%
Dividend yield	0%	0%	0%	0%	0%
Weighted average expected life
of options	5	5	5	5	2
Volatility	81%	79%	78%	78%	78%

The fair value of the stock options granted is included in the stock based compensation expenses in the statement of operations or included in the cost of mineral properties (cost allocated to fair value of options granted to Ketza River project contractors) and credited to contributed surplus.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

15.	Share capital (continued):

	(d)	Contributed surplus (continued):

Continuity of stock options outstanding for the year to date ending September 30, 2007:

		December 31,				September 30,
		2006				2007
		Number of	Stock	Stock	Stock	Number of
	Exercise	stock options	options	options	options	stock options
Expiry date	price	outstanding	issued	exercised	expired	outstanding

April 13, 2010	0.60	1,390,000	-	(510,000)	-	880,000
May 17, 2010	0.60	450,000	-	(450,000)	-	-
October 1, 2010	0.60	1,115,000	-	(3,000)	-	1,112,000
January 25, 2011	0.82	370,000	-	-	-	370,000
March 28, 2011	1.06	85,000	-	(10,000)	-	75,000
November 10, 2011	1.71	10,000	-	-	(10,000)	-
December 12, 2011	2.25	105,000	-	-	(30,000)	75,000
January 5, 2012	2.77	-	1,275,000	-	-	1,275,000
April 3, 2012	1.61	-	65,000	-	(10,000)	55,000
June 25, 2012	1.74	-	500,000	-	(25,000)	475,000
July 5, 2012	1.58	-	500,000	-	(25,000)	475,000
August 10, 2012	1.74	-	3,410,000	-	-	3,410,000
September 14, 2009	2.10	-	300,000	-	-	300,000
August 17, 2007	3.70	-	15,000	-	-	15,000
November 3, 2007	2.15	-	5,000	-	-	5,000
July 27, 2008	3.85	-	145,000	-	-	145,000
July 5, 2009	5.70	-	90,500	-	-	90,500
October 25, 2009	5.70	-	96,500	-	-	96,500
May 3, 2010	2.25	-	50,000	-	-	50,000

		3,525,000	6,452,000	(973,000)	(100,000)	8,904,000

Continuity of agents’ options outstanding for the year to date ending September 30, 2007:

		December 31,				September 30,
		2006				2007
		Number of	Agents’	Agents’	Agents’	Number of
	Exercise	agents’ options	options	options	options	agents’ options
Expiry date	price	outstanding	issued	exercised	expired	outstanding

April 13, 2007	0.65	105,380	-	(105,380)	-	-
July 28, 2007	0.75	191,085	-	(191,085)	-	-
May 30, 2007	1.55	273,017	-	(142,350)	(130,667)	-
June 20, 2009	2.10	-	1,798,725	-	-	1,798,725

		569,482	1,798,725	(438,815)	(130,667)	1,798,725

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

16.	Segmented information:

All of the Company’s operations are related to the gold mining industry. As of the end of September 30, 2007 the Company had one gold producing property (Jerritt Canyon) located in Nevada, USA. The Company has exploration properties in Canada and the USA.

Assets and liabilities held by geographic location are follows:

	September 30,	December 31,
	2007	2006

Assets:
Canada	$84,106	$31,479
USA	184,173	433

	$268,279	$31,912

Liabilities:
Canada	$10,541	$6,316
USA	53,643	-

	$64,184	$6,316

17.	Commitments and contingencies:

	(a)	Commitments:

Effective July 1, 2007 Queenstake Resources USA, Inc. signed an amended and restated agreement for the purchase and sale of ore and concentrate with Newmont USA Limited (Newmont). This agreement supersedes the original agreement dated March 29, 2006 and amended December 22, 2006.

Per the terms of this agreement, the Company shall exercise its best efforts to process 1,000,000 tons of ore delivered by Newmont by December 31, 2008.

	(b)	Forward gold sales:

In order to protect its profits from the production of gold from ore purchased from third parties, as of September 30, 2007 the Company had entered into forward gold sales contracts to deliver 36,000 ounces of gold at an average price of $675 per ounce. This approximates the number of ounces of gold contained in ore purchased from third parties as of September 30, 2007.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine month periods ended September 30, 2007

17.	Commitments and contingencies (continued):

	(c)	Legal:

Queenstake filed suit on January 19, 2007 against American International Specialty Lines Insurance Company, a subsidiary of AIG, (the Insurance Company) in United States District Court for the District of Colorado. The suit seeks $8.4 million for construction of the evaporation pond at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy. The matter has been referred to arbitration. Queenstake is being represented in this matter by Anderson Kill & Olick, P.C. of New York.

18.	Subsequent events:

(a)

On October 9, 2007, the Company completed an agreement between YNG and Northwest Non-Ferrous International Investment Company Limited (NWI), a Chinese investment company 100% owned by NWME, to form a new Canadian company which will explore for and develop mineral resources in the Yukon Territory, Canada. The new company will, subject to governmental approvals, be named Yukon- Shaanxi Gold Company Inc. (Yukon-Shaanxi), and will initially be owned by YNG and NWI, each as to a 50% shareholding. The initial Board of Directors of Yukon-Shaanxi will comprise of six Directors, with equal representation from each of YNG and NWI.

	(b)	On October 5, 2007, the Company closed a non-brokered private placement for a total of 5,000,000 flow-through shares to net the treasury an aggregate of CAD$9,500,000.